                     U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Chase Venture Capital Associates, LLC ("CVCA, LLC")
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)


   c/o Chase Capital Partners
   380 Madison Avenue, 12th Floor
--------------------------------------------------------------------------------
                                    (Street)


   New York             New York                10017
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Guitar Center, Inc. ("GTRC")
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

   January 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (FNs 1,2)     3/19/97        C              3,298,680.40  A        -0-    4,589,164      D        (FN 3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/15/99        C                 25,000     A     9.8125    5,108,074      D        (FN 3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/15/99        C                474,000     A     9.6250    5,108,074      I        (FN 3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/15/99        C                  6,000     A     9.7500    5,108,074      I        (FN 3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/16/99        C                 13,910     A     9.6230    5,108,074      I        (FN 3)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.       10.
                                                                                                            Number   Owner-
                                                                                                            of       ship
             2.                                                                                             Deriv-   Form of
             Conver-                    5.                                     7.                           ative    Deriv-  11.
             sion                       Number of                              Title and Amount             Secur-   ative   Nature
             of                         Derivative            6.               of Underlying        8.      ities    Secur-  of
             Exer-             4.       Securities            Date             Securities           Price   Bene-    ity:    In-
             cise     3.       Trans-   Acquired (A)          Exercisable and  (Instr. 3 and 4)     of      ficially Direct  direct
             Price    Trans-   action   or Disposed           Expiration Date  ----------------     Deriv-  Owned    (D) or  Bene-
1.           of       action   Code     of(D)                 (Month/Day/Year)           Amount     ative   at End   In-     ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,            ----------------           or         Secur-  of       direct  Owner-
Derivative   ative    (Month/  8)       4 and 5)              Date     Expira-           Number     ity     Month    (I)     ship
Security     Secur-   Day/     ------   --------------        Exer-    tion              of         (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)   ity      Year)    Code V    (A)       (D)        cisable  Date    Title     Shares     5)      4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------
8% Junior    $6.67    3/19/97  C          494,802             N/A      N/A     Common  3,298,680.40        -0-       I       FN 3
Preferrred                                                                     Stock
Stock
(FN 2)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option $4.33    12/30/96 S          207,899             Immed.  12/30/01 Common    207,899           -0-       I       FN 3
(obligation                                                                    Stock
to sell)
(FN 4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option $28.5625 5/6/98   A   1,l67                      5/6/99  5/6/08   Common      1,667           -0-       D       FN 5
(right to                                                                      Stock
purchase)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option $28.5625 5/6/98   A   1,666                      5/6/00  5/6/08   Common      1,666           -0-       D       FN 5
(right to                                                                      Stock
purchase)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option $28.5625 5/6/98   A   1,668                      5/6/01  5/6/08   Common      1,668           -0-       D       FN 5
(right to                                                                      Stock
purchase)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The amount of securities listed in the first row of Table I reflects the beneficial ownership of the Issuer's securities owned by CVCA, LLC and gives effect to the mandatory conversion of all outstanding shares of Guitar Center, Inc. (the "Company") 8% Junior Preferred Stock, $.01 par value per share ("Preferred Stock"), in connection with an initial public offering and in accordance with the terms of the Company's Certificate of Incorporation. Pursuant to such mandatory conversion, each share of Preferred Stock was converted to 6.667 shares of the Issuer's Common Stock, par value $.01 per share.

(3) The amounts shown in rows 1 of Table I and II represents the beneficial ownership of the Issuer's Equity Securities by CVCA, LLC and rows 2 through 5 of Table I represents the beneficial ownership of the Issuer's securities by Chase Equity Associates, LLC ("CEA"), a portion of such beneficial ownership may be deemed attributable to the reporting person because the reporting person is a general partner of CCP, which is the sole general partner of CVCA, LLC and CEA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's and CEA's internal rate of return and vesting of interests.

(4) CVCA, LLC has granted to certain members of the Issuer's management an option to purchase Common Stock.

(5) The Stock Options were granted to Jeffrey Walker, a General Partner of CCP and a director of the Issuer. Mr. Walker, who is obligated to transfer any shares issued under the Stock Options to CVCA, LLC

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Chase Venture Capital Associates, LLC                          2/  /2000
                                                         -----------------------
** Signature of Reporting Person                                  Date

By: Chase Capital Partners, as Manager

By:
   -------------------------------------------

Title:                              of Chase Capital Partners
      -----------------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



 Name and Address    Designated    Statement     Issuer Name,      Title of     Amount of     Ownership      Nature of     Disclaims
   of Reporting       Reporter(1)  for              Ticker         Security     Securities      Form:         Indirect     Pecuniary
      Person                       month/year or Trading Symbol                Beneficially Direct (D) or    Beneficial     Interest
                                                                                  Owned     Indirect (I)     Ownership
------------------------------------------------------------------------------------------------------------------------------------
Ana Carolina Aidar  Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
Rua Verbo Divino,
1400
Sao Paulo,
Brazil, SP
04719-002
------------------------------------------------------------------------------------------------------------------------------------
John R. Baron       Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Christopher  C.     Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
Behrens                Capital        2000      Inc. ("GTRC")                                             Note 2 below
c/o Chase Capital  Associates, LLC
Partners
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Mitchell J. Blutt   Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison Avenue
12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
David S. Britts     Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
50 California
Street
San Francisco,
CA  94111
------------------------------------------------------------------------------------------------------------------------------------
Arnold L. Chavkin   Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
David J. Gilbert    Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Eric A. Green       Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Michael R. Hannon   Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Donald J. Hofmann   Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Jonathan Meggs      Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
125 London Wall
London EC2Y 5AJ,
United Kingdom
------------------------------------------------------------------------------------------------------------------------------------
Stephen P. Murray   Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
John M.B. O'Connor  Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Bob Rugggiero       Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Susan L. Segal      Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Shahan D.           Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
Soghikian              Capital        2000      Inc. ("GTRC")                                             Note 2 below
c/o Chase Capital  Associates, LLC
Partners
50 California
Street, Suite
2940
San Francisco, CA
94111
------------------------------------------------------------------------------------------------------------------------------------
Lindsay Stuart      Chase Venture  January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase Capital      Capital        2000      Inc. ("GTRC")                                             Note 2 below
Partners           Associates, LLC
125 London Wall
London EC2Y 5AJ,
United Kingdom
------------------------------------------------------------------------------------------------------------------------------------
Patrick Sullivan   Chase Venture   January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory       Yes
c/o Chase             Capital         2000      Inc. ("GTRC")                                             Note 2 below
Capital Partners  Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey C. Walker  Chase Venture   January,     Guitar Center,   Common Stock   5,108,074         I       See Explanatory        No
c/o Chase             Capital         2000      Inc. ("GTRC")                                             Notes 2 and 3
Capital Partners  Associates, LLC                                                                         below
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Timothy J. Walsh   Chase Venture   January,     Guitar Center,   Common Stock   5,108,074        I       See Explanatory        No
c/o Chase             Capital        2000       Inc. ("GTRC")                                            Note 2 below
Capital Partners  Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Richard D. Waters  Chase Venture   January,     Guitar Center,   Common Stock   5,108,074        I       See Explanatory       Yes
c/o Chase             Capital        2000       Inc. ("GTRC")                                            Note 2 below
Capital Partners  Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Damion E. Wicker   Chase Venture   January,     Guitar Center,   Common Stock   5,108,074        I       See Explanatory        No
c/o Chase             Capital        2000       Inc. ("GTRC")                                            Note 2 below
Capital Partners  Associates, LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
CCP European       Chase Venture   January,     Guitar Center,   Common Stock   5,108,074        I       See Explanatory        No
Principals, LLC       Capital        2000       Inc. ("GTRC")                                            Note 2 below
c/o Chase         Associates, LLC
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
CCP Principals,    Chase Venture   January,     Guitar Center,   Common Stock   5,108,074        I       See Explanatory        No
LLC                   Capital        2000       Inc. ("GTRC")                                            Note 2 below
c/o Chase         Associates, LLC
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Chase Capital      Chase Venture   January,     Guitar Center,   Common Stock  5,108,074         I       See Explanatory        No
Corporation           Capital        2000       Inc. ("GTRC")                                            Note 2 below
c/o Chase         Associates, LLC
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
The Chase          Chase Venture   January,     Guitar Center,   Common Stock  5,108,074         I       See Explanatory        No
Manhattan             Capital        2000       Inc. ("GTRC")                                            Note
Corporation       Associates, LLC                                                                        4 below
270 Park Avenue
35th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Chase Capital      Chase Venture   January,     Guitar Center,   Common Stock  5,108,074         I       See Explanatory        No
Partners              Capital        2000       Inc. ("GTRC")                                            Note 5 below
380 Madison       Associates, LLC
Avenue 12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
CCP-SBIC           Chase Venture   January,     Guitar Center,   Common Stock  5,108,074         I       See Explanatory        No
Manager, LLC          Capital        2000       Inc. ("GTRC")                                            Note 6 below
c/o Chase         Associates, LLC
Capital Partners
380 Madison
Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
CCP-CMC            Chase Venture   January,     Guitar Center,    Common Stock     5,108,074      I     See Explanatory         No
Consolidating,        Capital        2000       Inc. ("GTRC")                                           Note 7 below
LLC c/o Chase     Associates, LLC
Capital Partners
380 Madison
Avenue
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
David L. Ferguson  Chase Venture   January,     Guitar Center,    Common Stock     5,108,074      I     See Explanatory         No
c/o Chase             Capital        2000       Inc. ("GTRC")                                           Note 8 below
Capital Partners  Associates, LLC
380 Madison
Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
I. Robert Greene   Chase Venture  January 1,    Guitar Center,    Common Stock     5,108,074      I     See Explanatory         No
c/o Flatiron          Capital        2000       Inc. ("GTRC")                                           Note 9 below
Partners          Associates, LLC
257 Park Avenue
South
New York, NY
------------------------------------------------------------------------------------------------------------------------------------
Brian J. Richmand  Chase Venture  January 1,    Guitar Center,    Common Stock     5,108,074      I     See Explanatory         No
c/o Chase             Capital        2000       Inc. ("GTRC")                                           Note 10 below
Capital Partners  Associates, LLC
380 Madison
Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------
Jonas Steinmann    Chase Venture  January 1,    Guitar Center,    Common Stock     5,108,074      I     See Explanatory        Yes
c/o Chase             Capital        2000       Inc. ("GTRC")                                           Note 11 below
Capital Partners  Associates, LLC
380 Madison
Avenue
12th Floor
New York, NY
10017
------------------------------------------------------------------------------------------------------------------------------------


Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all reporting persons, each of whom has authorized it to do so.

2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC and CEA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the sole managing member of
(a) CCP-SBIC Manager, LLC ("CCP-SBIC"), the sole managing member of CVCA, LLC and (b) CCP-CMC Consolidating, LLC ("Consolidating"), the non-managing member of CVCA, LLC and the sole member of CEA, LLC. CCP is also the manager, by delegation, of CVCA, LLC and CEA, LLC, pursuant to an advisory agreement with CCP-SBIC and Consolidating. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including internal rate of return and vesting of interests within CCP, CVCA, LLC and CEA, LLC.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC and CEA, LLC, a portion of which may be deemed attributable to the reporting person because he is a partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC and CEA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP, CVCA, LLC and CEA, LLC. The reporting person is a director of the Issuer.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC and CEA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole stockholder of Chase Capital Corporation, a general partner of CCP, the sole managing member of the two members of CVCA, LLC and CEA, LLC and the manager, by delegation, of CVCA, LLC and CEA, LLC. The actual pro rata portion of such beneficial ownership that may be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP, CVCA, LLC and CEA, LLC.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole managing member of
(a) CCP-SBIC, the sole managing member of CVCA and (b) Consolidating, the non-managing member of CVCA, LLC and the sole member of CEA, LLC. CCP is also the manager, by delegation, of CVCA, LLC and CEA, LLC pursuant to an advisory agreement with CCP-SBIC and Consolidating. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP, CVCA, LLC and CEA, LLC.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC and CEA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole managing member of CVCA, LLC and the sole member of CEA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP, CVCA, LLC and CEA, LLC.

7) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole non-managing member of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP, CVCA, LLC and CEA, LLC.

8) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC, and the manager, by delegation, of CVCA, LLC, until June 1, 1997. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP, CVCA, LLC and CEA, LLC.

9) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC, until May 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP, CVCA, LLC and CEA, LLC.

10) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC, until December 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP, CVCA, LLC and CEA, LLC.

11) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC, and the manager, by delegation, of CVCA, LLC, until July 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP, CVCA, LLC and CEA, LLC.